1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

Siliconware Precision Industries Co., Ltd.

Contact:
Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

Siliconware Precision Industries Co., Ltd. Announces Submission Period for ADR Holders to Propose 2013 AGM Agenda Items

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Mar 21, 2013

Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced the submission period for its ADR holders to propose agenda items to be included at the 2013 general shareholders’ meeting. The submission period will run from April 8 to April 16 2013.

For any enquiry, please contact Citibank ADR Shareholder Services at 1-877-CITI-ADR (248-4237).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: March 21, 2013	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer